Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
FORESTAR GROUP INC.

Pursuant to Section 242
of the General Corporation Law of the State of Delaware

Forestar Group Inc., a corporation duly organized and existing under the General
Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:
1.The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article VI, Section 6.2(a) thereof in its entirety and inserting the following in lieu thereof:
“(a) The Corporation shall establish, and thereafter maintain, an Investment Committee (which shall not be considered a committee of the Board) (the “Investment Committee”), the members of which shall be officers or employees of the Corporation who are (A) experienced professionals in the land acquisition and development business or (B) the Chief Executive Officer, the Chief Financial Officer, the General Counsel or the President of Community Development (or any person serving in an equivalent role). Subject to Section 7.1, the Investment Committee shall be vested with sole responsibility over investment decisions of the Corporation and its Subsidiaries (each, an “Investment Decision”) involving, in any single transaction or series of related transactions, Capital Expenditures in an amount equal to or less than the Approval Threshold (as defined below) (each such transaction or series of related transactions, an “Investment Committee Approval Transaction”). All decisions of the Investment Committee shall require the approval of a majority of the members of the Investment Committee. For purposes of this Certificate of Incorporation, (a) “Capital Expenditure” shall mean a capital expenditure made or incurred by the Company or any of its Subsidiaries, including property acquisitions and the incurrence of any asset-level or secured Indebtedness; provided, that, in the case of an acquisition of land for a development of residential lots, the dollar amount of such Capital Expenditure shall be deemed to include the purchase price of such development, plus the total expected development costs required (i) to prepare the initial phase of lots for the construction of homes, in the case of a development to be conducted in phases, or (ii) to prepare the land for the construction of homes, in the case of a development not to be conducted in phases and (b) “Indebtedness” shall mean, with respect to any Person, (i) all indebtedness for money borrowed and any obligations evidenced by bonds, debentures, notes or similar debt instruments; (ii) all liabilities secured by any mortgage, deed of trust, deed to secure debt, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; (iii) all guarantees, endorsements and other contingent obligations whether direct or indirect in respect of indebtedness of others, including any obligation to supply funds to or in any manner to invest directly or indirectly in a Person, to purchase indebtedness, or to assure the owner of indebtedness against loss through an agreement to purchase goods, supplies or services for the purpose of enabling the debtor to make payment of the indebtedness held by such owner, through indemnity or otherwise, and the obligation to reimburse the issuer in respect of any letter of credit; (iv) any obligation as a lessee or obligor under a capitalized lease; (v) all reimbursement obligations with respect to letters of credit or similar instruments issued by a Person; and (vi)all indebtedness, obligations or other liabilities under or with respect to (x) interest rate swap, collar, cap or similar agreements providing interest rate protection and (y) foreign currency exchange agreements.”

2. The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by inserting the following language after Article VI, Section 6.2(d):

“For purposes of this Article VI and Article VII:

(i)“Adjustment Date” shall mean, for each year, the last Tuesday of September or, if the Case-Schiller Index Change has not been published as of such date, such later date that the Case-Shiller Index Change for the relevant Case-Shiller Period is published.

(ii)“Approval Threshold” shall mean $45,000,000, subject to an annual increase on the Adjustment Date by an amount equal to the product of (A) the Case-Shiller Index Change and (B) the Approval Threshold in effect immediately prior to the applicable Adjustment Date. Any adjustments to the Approval Threshold shall be rounded to the nearest $100,000. In the event the Case-Shiller Index Change for any Case-Shiller Period is negative, there shall be no adjustment, and the then-current Approval Threshold shall remain in effect until the next Adjustment Date. The Corporation shall notify the Board and the Stockholder of the adjusted Approval Threshold promptly following each Adjustment Date.

(iii)“Case-Shiller Index Change” means the one-year percentage change reported in the S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index for the one-year period ending July 31 of the then-current calendar year (each such period, a “Case-Shiller Period”), expressed as a decimal.

3. The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article VII, Section 7.1(h) thereof in its entirety and inserting the following in lieu thereof:

“(h) acquire (including by way of merger, exchange offer, recapitalization, reorganization, liquidation or dissolution) any business, debt or equity interests, operations or assets of any Person, or make any investment in or loan to any Person, in any single transaction or series of related transactions, involving Capital Expenditures in excess of the Approval Threshold;”

4. The foregoing amendments to the Second Amended and Restated Certificate of Incorporation of the Corporation were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation on this 21st day of January, 2025.

FORESTAR GROUP INC.

/s/ Anthony W. Oxley
Name: Anthony W. Oxley Title: President and Chief Executive Officer